FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

   (Mark One)

☒            ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  1-13923

Wausau Paper Corp. Savings and Investment Plan

(Full title of the plan and the address of the plan, if different from the issuer named below)

Wausau Paper Corp.

100 Paper Place

Mosinee, WI 54455-9099

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

WAUSAU PAPER CORP. SAVINGS

AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORTS

1-3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013

4

Statements of Changes in Net Assets Available for Benefits for the

Years Ended December 31, 2014 and 2013

5

Notes to Financial Statements

6–13

SUPPLEMENTAL SCHEDULE—

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

as of December 31, 2014

15

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator

Wausau Paper Corp. Savings

  and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Wausau Paper Corp. Savings and Investment Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to the audit procedures performed in conjunction with the audit of the Wausau Paper Corp. Savings and Investment Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Schenck SC

Certified Public Accountants

Green Bay, Wisconsin

June 26, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants

of the Wausau Paper Corp.

Savings and Investment Plan

Mosinee, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Wausau Paper Corp. Savings and Investment Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Wipfli LLP

Wipfli LLP

June 27, 2014

Wausau, Wisconsin

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

Assets
Cash	$ –	$ 71,846

Investments, at fair value	147,414,228	167,521,478

Receivables:
Employer	980,917	1,123,199
Participants	75,241	1,395
Notes receivable from participants	1,547,423	1,822,180
Pending trades	94,260	42,234
Accrued income	38,522	50,203

Total receivables	2,736,363	3,039,211

Total assets	150,150,591	170,632,535

Liabilities	–	–

Net assets available for benefits at fair value	150,150,591	170,632,535

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(273,060)	102,655

Net assets available for benefits	$149,877,531	$170,735,190

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013

Investment income:
Net appreciation in fair value of investments	$ 5,948,643	$ 36,380,808
Interest	872,713	1,436,657
Dividends	1,198,520	1,221,573
	8,019,876	39,039,038
Less investment expenses	(194,984)	(264,404)
	7,824,892	38,774,634
Interest income on notes receivable from participants	50,812	87,344

Net investment income	7,875,704	38,861,978

Contributions:
Employer	2,759,231	9,311,101
Participant	3,831,407	6,148,966
Participant rollovers	517,417	279,579

Total contributions	7,108,055	15,739,646

Deductions from net assets attributed to – benefits paid to participants	35,841,418	90,240,610

Net decrease in net assets available for benefits	(20,857,659)	(35,638,986)
Net assets available for benefits at beginning of year	170,735,190	206,374,176

Net assets available for benefits at end of year	$149,877,531	$170,735,190

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS

AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.

PLAN DESCRIPTION

The following brief description of the Wausau Paper Corp. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401 of the Internal Revenue Code (“IRC”). Participants should refer to the Plan document, as amended, for more complete information.

An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee’s classification and his or her employment date.

General—The Plan was established on January 1, 1988. It is a defined contribution plan that covers all full-time salaried, non-union hourly and all collectively bargained common law employees of Wausau Paper Corp. and its subsidiaries (the “Company”).

Contributions—Participants are allowed to contribute up to 50% of their gross annual compensation, as defined in the Plan document, subject to certain statutory limitations.

The Plan allows participants to rollover distributions from another employer’s retirement plan or an annuity contract as contributions, subject to certain restrictions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is eligible for rollover under the IRC. These deposits are not subject to the contribution limitations under the IRC. The Company does not match these contributions.

The Plan includes an automatic enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.  Effective January 1, 2013, the Plan also includes an automatic escalation provision whereby the deferral percentage for participating employees shall increase by an additional 1% if their deferral rate is less than 10% or they have made an election to opt out of the automatic increase.

Non-Bargained Employees— The Company match on non-bargained participant contributions is 100% of the first 4% of eligible compensation as defined in the Plan.  In addition, the Company makes non-elective contributions of 2% of eligible compensation up to the Social Security-defined wage base, plus 4% above the wage base to a maximum eligible compensation amount as defined in the Plan.  Employees must work 1,000 hours in a plan year, and be actively employed on December 31, or have terminated employment during the Plan year after attaining age 55 and ten years of vesting service, to receive the non-elective contribution.

Bargained Employees— During 2014 and 2013, the Company matching contribution differed by collective bargaining unit. Bargained employees of certain collective bargaining units do not receive a matching contribution while other employees receive a matching contribution. The maximum matching contribution of any collective bargaining unit was $2.19 through July 1, 2013, and $2.21 per $1.00 contributed, effective July 1, 2014, up to 3% of a participant’s annual gross compensation.  The Plan provides an additional defined contribution to bargained employees of one certain collective bargaining unit.  The maximum matching contribution was $0.80 and $0.90 effective January 1, 2013 and 2014, respectively, per each hour of service credited to the employee up to 2,080 hours in the Plan year.

During 2013, employees of certain bargaining units obtained special contributions ranging from $2,000 to $24,200 as part of the Effects Agreement between Wausau Paper Mills, LLC and United Steelworkers Union Local, 2-221, Local 2-316, Local 2-15 and Local 2-1778, to buy out any and all retiree health benefits provided under their Collective Bargaining Agreements effective on June 26, 2013, the closing date of the sale of ownership of operations located at 100 Main Street, Mosinee, Wisconsin and 515 W. Davenport Street, Rhinelander, Wisconsin.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer contributions, as well as the participant’s share of the Plan’s income (loss) and any related administrative expenses. Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Investment Options—The Plan allows participants to direct the investment of all contributions and related earnings (losses) among various registered investment companies (e.g. mutual funds), a common/collective trust (stable value fund), and a Company common stock fund.  The amount of  contributions allocated by a participant to the Company common stock fund is limited to 10%.  This limitation applies only to the contributions and related earnings made to the Plan after January 1, 2011.

Allocation of Investment Income (Loss)—Each participant’s account is allocated investment income (loss) based upon the specific investment options chosen and in the proportion that an individual participant’s account balance bears in relation to total account balances under the Plan.

Vesting—Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company’s matching contributions plus actual earnings/losses thereon is based on years of service and the participant’s employment status as either non-bargained or bargained.

Non-bargained participants are fully vested in the Company’s contributions made prior to January 1, 2011 after three years of vesting service, or at the rate of 33 ⅓% per year of service. Bargained participants vest in the Company’s matching contributions according to varying vesting schedules depending on the terms of the applicable collective bargaining agreement. A year of vesting consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.  As of January 1, 2011, non-bargained participants have immediate full vesting in Company matching and non-elective contributions made after January 1, 2011.

Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 ½ or at any age if a participant demonstrates financial hardship. Non-bargained employees may only withdraw amounts contributed prior to January 1, 2011.  Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

During 2013 participants within certain bargaining units were fully vested in the Company’s contributions as part of the Effects Agreement between Wausau Paper Mills, LLC and United Steelworkers Union Local, 2-221, Local 2-316, Local 2-15 and Local 2-1778 effective on June 26, 2013, the closing date of the sale of ownership of operations located at 100 Main Street, Mosinee, Wisconsin and 515 W. Davenport Street, Rhinelander, Wisconsin. The termination of these employees constituted a partial termination and was treated as such with full vesting of impacted participants.

Payment of Benefits—On termination of service due to death, disability, or retirement, the vested portion of a participant’s account is payable to the participant, or a named beneficiary, based on the participant’s elected payment method. The payment options available are lump-sum or periodic payments.

Forfeitures—Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company’s contribution. These forfeitures are used to reduce future Company contributions. The amount of forfeitures available at December 31, 2014 and 2013 was $40,159 and $86,440, respectively.  During the years ended December 31, 2014 and 2013, employer contributions were reduced by $51,497 and $54,061, respectively, from forfeited nonvested accounts.

Notes Receivable From Participants— As of January 1, 2011, non-bargained participant contributions, rollover contributions, and Company contributions are not eligible for participants loans.  Non-bargained participants continue to be allowed to borrow from participant contributions and rollover contributions made prior to January 1, 2011.  Loan transactions are treated as a segregated investment of the participant’s accounts. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant’s account balance or $50,000, and are secured by the balance in the participant’s account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Plan. Interest rates on existing loans range from 3.00% to 3.25% at December 31, 2014. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan, unless the borrower elects to continue making repayments in accordance with the promissory note evidencing the loan.

Plan Expenses—Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to Plan participants based on their respective account balances. Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Notes Receivable From Participants—Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent notes are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Benefits—Benefits are recorded when distributed.  The amount of benefit payments requested in 2014 that were distributed in 2015 was $53,809. The amount of benefit payments requested in 2013 that were distributed in 2014 was $164,734.

Investment Valuation and Income Recognition—The Plan’s various investments in registered investment companies, common/collective trusts, and company stock fund investments, are recorded at fair value in accordance with Accounting Standards Codification (“ASC”) Topic 820 on the last day of the Plan year.  ASC 820 discusses acceptable valuation techniques and inputs to these techniques.  These inputs are assumptions market participants use in pricing investments.  ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Quoted prices in active markets (e.g., NYSE, NASDAQ, or other exchange) for assets identical to the securities to be valued.  If a level 1 input is available, it must be used.

Level 2 – Inputs other than quoted market prices that are observable for securities, either directly or indirectly.  Examples include matrix pricing utilizing yield curves, quoted prices for similar assets in active markets, and inputs derived from observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets.  For level 3 inputs, there is no market data or correlations with market assumptions.

As described in ASC Topic 946, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by ASC 946, the statements of net assets available for benefits present the fair value of the BMO Employee Benefit Stable Principal Fund investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.  Accordingly, the investments as of December 31, 2014 and 2013, have been adjusted by $273,060 and ($102,655), respectively, to reflect fully benefit-responsive investment contracts at fair value with a corresponding adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Securities transactions are accounted for on a trade-date basis (the date the order to buy or sell is executed).

Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Net appreciation in fair value of investments on the statements of changes in net assets available for benefits includes both unrealized appreciation or depreciation and realized gains and losses. Interest and dividends are identified separately.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including registered investment companies (e.g. mutual funds), a common/collective trust, and company stock fund investments. Investment securities are exposed to various risks including but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Subsequent Events— Subsequent events have been evaluated through the date that the financial statements were issued.

3.

FAIR VALUE MEASUREMENT

The following summarizes the classification of investments by level and method of valuation in accordance with the requirements of ASC 820:

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant Other	Significant
		in Active Markets	Observable	Unobservable
	December 31,	for Identical Assets	Inputs	Inputs
	2014	(Level 1)	(Level 2)	(Level 3)

Registered investment companies:
Small cap fund	$ 7,991,301	$ 7,991,301	$ –	$ –
Mid cap fund	3,364,756	3,364,756	–	–
Large cap funds	51,502,342	51,502,342	–	–
International funds	10,380,670	10,380,670	–	–
Balanced funds	38,010,268	38,010,268	–	–
Fixed income fund	374,342	374,342	–	–
Total registered investment companies	111,623,679	111,623,679	–	–

Common/collective trusts:
Stable principal fund	32,052,908	–	32,052,908	–

Wausau Paper Corp. Company Stock Fund	3,737,641	–	3,737,641	–
Total	$147,414,228	$111,623,679	$35,790,549	$ –

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant Other	Significant
		in Active Markets	Observable	Unobservable
	December 31,	for Identical Assets	Inputs	Inputs
	2013	(Level 1)	(Level 2)	(Level 3)

Registered investment companies:
Small cap fund	$ 9,689,595	$ 9,689,595	$ –	$ –
Mid cap fund	3,820,635	3,820,635	–	–
Large cap funds	53,969,250	53,969,250	–	–
International funds	13,056,499	13,056,499	–	–
Balanced funds	39,873,310	39,873,310	–	–
Fixed income Fund	503,400	503,400	–	–
Total registered investment companies	120,912,689	120,912,689	–	–

Common/collective trusts:
Stable principal Fund	41,338,026	–	41,338,026	–

Wausau Paper Corp. Company Stock Fund	5,270,763	–	5,270,763	–
Total	$167,521,478	$120,912,689	$46,608,789	$ –

Certain reclassifications have been made to the 2013 classifications of investments by level to conform to the 2014 classification by level.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

•

Investments in registered investment companies are valued using quoted market prices.

•

Investments in common/collective trusts are valued by the issuer utilizing quoted market prices of the underlying investments included in the common/collective trust.  The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.  The common/collective trust’s objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund and is primarily invested in traditional and synthetic investment contracts.  As of December 31, 2014 and 2013, there are no unfunded commitments on the funds.  The funds are able to be redeemed with written notice, on a daily basis, for the years ended December 31, 2014 and 2013.  The fund does not require a redemption notice period.

•

The Wausau Paper Corp. Company Stock Fund consists of common stock of Wausau Paper Corp. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using inputs derived from observable market data.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.

INVESTMENTS

The following table presents investments that individually represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013:

	Asset Fair Value
	2014	2013
Registered investment companies:
American Beacon Large Cap Value Fund	$12,996,488	$13,455,879
Artisan International Fund	8,145,326	10,729,771
BlackRock Lifepath 2030 Portfolio	7,937,897	N/A
DFA US Small Cap Value Fund	7,991,301	9,689,595
Oakmark Equity & Income Fund	15,537,514	17,183,933
T Rowe Price Institutional Large Cap Growth Fund	25,629,638	28,427,557
Vanguard Institutional Index	12,876,216	12,085,814

Investment contracts between financial institutions―
common/collective trust-
BMO Employee Benefit Stable Principal Fund, at
contract value	$31,779,848	$41,440,681

During 2014 and 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Net Change in
	Fair Value
	2014	2013

Wausau Paper Corp. Company Stock Fund	$ (466,792)	$ 2,466,276
Registered investment companies	6,415,435	33,914,532

	$5,948,643	$36,380,808

5.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the changes in net assets available for benefits per the financial statements a for the years ended December 31, 2014 and 2013, to Form 5500:

	2014	2013

Net decrease in net assets available for benefits per
the financial statements	$(20,857,659)	$(35,638,986)
Participant loans in default	–	1,874

Net decrease in net assets available for benefits per Form 5500	$(20,857,659)	$(35,637,112)

6.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 12, 2014, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.

7.

RELATED PARTY TRANSACTIONS

The Plan invests in the Wausau Paper Corp. Company Stock Fund. In addition, certain plan investments represent shares of a common/collective trust fund managed by the trustee, BMO Harris Bank, N.A. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  During the years ended December 31, 2014 and 2013, total fees paid by the Plan for investment management services were $194,984 and $264,404, respectively.

Notes receivable from participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

******

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

WAUSAU PAPER CORP. SAVINGS AND INVESTMENT PLAN
EIN: 39-0690900 PN: 003
FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
*	BMO Harris Bank, N.A.	Wausau Paper Corp. Common Stock
		–Wausau Paper Corp. Company Stock Fund	**	$ 3,737,641
*	BMO Harris Bank, N.A.	Common/collective trust
		–BMO Employee Benefit Stable Principal Fund	**	31,779,848
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2020 Portfolio	**	5,569,917
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2030 Portfolio	**	7,937,897
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2040 Portfolio	**	2,719,402
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2050 Portfolio	**	3,347,789
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath Retirement Fund	**	2,897,749
	DFA US Small Cap Value Fund	Registered investment company
		– DFA US Small Cap Value Fund	**	7,991,301
	Artisan International Fund	Registered investment company
		–Artisan International Fund	**	8,145,326
	The William Blair Small-Mid Cap Growth Fund	Registered investment company
		–The William Blair Small-Mid Cap Growth Fund	**	3,364,756
	American Beacon Large Cap Value Fund	Registered investment company
		–American Beacon Large Cap Value Fund	**	12,996,488
	T Rowe Price Institutional Large Cap Growth Fund	Registered investment company
		–T Rowe Price Institutional Large Cap Growth Fund	**	25,629,638
	PIMCO All Asset Fund	Registered investment company
		–PIMCO All Asset Fund	**	374,342
	Oakmark Equity & Income Fund	Registered investment company
		–Oakmark Equity & Income Fund	**	15,537,514
	Vanguard Institutional Index Fund	Registered investment company
		–Vanguard Institutional Index Fund	**	12,876,216
	Dodge & Cox International Fund	Registered investment company
		–Dodge & Cox International Fund	**	2,235,344
*	Various Participants	Participant loans (maturing 2015-2020 at
		interest rates of 3.00%–3.25%)	**	1,547,423
	Total assets (held at end of year)			$148,688,591

	*Party-in-interest
	**Cost information is not required for participant –directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Wausau Paper Corp. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAUSAU PAPER CORP. BENEFITS AND

INVESTMENT COMMITTEE

DATE:  June 26, 2015

By:  NICHOLAS G. DENDINGER

Nicholas G. Dendinger

Chairman

EXHIBIT INDEX

to

FORM 11-K

of

WAUSAU PAPER CORP.

SAVINGS AND INVESTMENT PLAN

for the year ended December 31, 2014

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Schenck SC

Exhibit 23.2

Consent of Wipfli LLP